Exhibit 99.15

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Collective Mining Ltd. (the “Company”)

82 Richmond St. East

Toronto, Ontario

M5C 1P1

Item 2.	Dates of Material Change

March 15 and March 22, 2023

Item 3.	Press Release

News releases in respect of the material changes referred to in this report were disseminated through the facilities of Globe Newswire on March 15 and March 22, 2023. The news releases were subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On March 15, 2023, the Company entered into an agreement BMO Capital Markets on behalf of a syndicate of Underwriters (as defined below) pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 7,060,000 common shares in the capital of the Company (the “Shares”) at a price of C$4.25 per Share (the “Offering Price”) for aggregate gross proceeds to the Company of $30,005,000 (the “Offering”). In addition, the Company granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 1,059,000 Shares at the Offering Price, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. On March 17, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with BMO Capital Markets and Clarus Securities Inc., as co-lead underwriters and joint bookrunners, Canaccord Genuity Corp., Cormark Securities Inc. and PI Financial Corp. (collectively, the “Underwriters”) with respect to the Offering. The Offering closed on March 22, 2023.

Item 5.	Full Description of Material Change

On March 15, 2023, the Company entered into an agreement with BMO Capital Markets, and on March 17, 2023, the Company and the Underwriters entered into the Underwriting Agreement, pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 7,060,000 Shares the Offering Price for aggregate gross proceeds to the Company of C$30,005,000. In addition, the Company granted to the Underwriters the Over-Allotment Option.

On March 22, 2023, the Company completed the Offering for aggregate gross proceeds to Company of approximately C$30 million.

The net proceeds from the Offering are expected to be used to fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes, as more fully described in the prospectus supplement (the “Prospectus Supplement”) of the Company dated March 17, 2023.

The securities issued pursuant to the Offering were qualified for distribution pursuant to the Prospectus Supplement and a short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 9, 2021, filed in each of the provinces and territories of Canada, other than Quebec, and offered and sold elsewhere outside of Canada on a private placement basis. The Prospectus Supplement, Base Shelf Prospectus, and the documents incorporated by reference therein, are available on the Company’s issuer profile on SEDAR at www.sedar.com.

In connection with the Offering, the Underwriters received a cash commission of approximately C$1.789 million.

Ari Sussman, the Executive Chair and a director of the Company, Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, and Ashwath Mehra, a director of the Company (collectively, the “Insiders”) purchased an aggregate of 117,730 Shares pursuant to the Offering. Participation by the Insiders in the Offering was considered a “related party transaction” pursuant to Multilateral Instrument 61- 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Insiders’ participation in the Offering in reliance of sections 5.5(a) and 5.7(1)(a) of MI 61-101. This material change report in connection with the participation of Insiders in the Offering was filed less than 21 days in advance of the closing of the Offering, which the Company deemed reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Offering in an expeditious manner.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact:

Paul Begin

Chief Financial Officer and Corporate Secretary

t: 416.451.2727

Item 9.	Date of Report

March 22, 2023.

Cautionary Note Regarding Forward Looking Information

Some statements in this material change report contain forward-looking information. These statements include, but are not limited to, statements with respect to proposed activities, consolidation strategy and future expenditures. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the anticipated use of the net proceeds from the Offering; anticipated advancement of the Company’s mineral properties or programs; future operations; future growth potential of the Company; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the impact of COVID19 on the timing of exploration and development work; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Prospectus Supplement and the documents incorporated by reference therein.

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